

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via Facsimile
Mr. Alessandro Bernini
Chief Financial Officer
ENI SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese, Italy

> **Re:** **Eni SpA**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 1-14090**

Dear Mr. Bernini:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant